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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Apropos Technology, Inc. (Name of Issuer)
Common Stock, Par Value $0.01 Per Share (Title of Class of Securities)
038334108 (CUSIP Number)
Patrick K. Brady 567 Deer Path Road Glen Ellyn, Illinois 60137
Copy To: Charles R. Manzoni, Jr. Gardner Carton & Douglas LLC 191 North Wacker Drive, Suite 3700 Chicago, Illinois 60606
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 5, 2003 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / X /

        Note:    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 17 Pages)

CUSIP No. 038334108	13D	Page 2 of 17 Pages

(1)	Names of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Patrick K. Brady

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☒
(b) ☐

(3) SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization U.S.A.

NUMBER OF SHARES	(7)	Sole Voting Power 1,155,984
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 525,000
PERSON WITH
	(9)	Sole Dispositive Power 1,155,984

	(10)	Shared Dispositive Power 525,000

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,342,511

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

(13)	Percent of Class Represented by Amount in Row (11) 31.9%

(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 038334108	13D	Page 3 of 17 Pages

(1)	Names of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Catherine R. Brady

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☒
(b) ☐

(3) SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization U.S.A.

NUMBER OF SHARES	(7)	Sole Voting Power 612,110
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 525,000
PERSON WITH
	(9)	Sole Dispositive Power 612,110

	(10)	Shared Dispositive Power 525,000

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,342,511

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

(13)	Percent of Class Represented by Amount in Row (11) 31.9%

(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 038334108	13D	Page 4 of 17 Pages

(1)	Names of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Brady Family Limited Partnership

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☒
(b) ☐

(3) SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization Illinois

NUMBER OF SHARES	(7)	Sole Voting Power 525,000
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 0
PERSON WITH
	(9)	Sole Dispositive Power 525,000

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,342,511

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

(13)	Percent of Class Represented by Amount in Row (11) 31.9%

(14)	Type of Reporting Person (See Instructions) PN, HC

CUSIP No. 038334108	13D	Page 5 of 17 Pages

(1)	Names of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Valor Capital Management, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☒
(b) ☐

(3) SEC Use Only

(4)	Source of Funds (See Instructions) WC

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES	(7)	Sole Voting Power 2,510,000
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 0
PERSON WITH
	(9)	Sole Dispositive Power 2,510,000

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,342,511

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

(13)	Percent of Class Represented by Amount in Row (11) 31.9%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 038334108	13D	Page 6 of 17 Pages

(1)	Names of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Kratky Management, LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☒
(b) ☐

(3) SEC Use Only

(4)	Source of Funds (See Instructions) WC

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization New York

NUMBER OF SHARES	(7)	Sole Voting Power 2,510,000
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 0
PERSON WITH
	(9)	Sole Dispositive Power 2,510,000

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,342,511

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

(13)	Percent of Class Represented by Amount in Row (11) 31.9%

(14)	Type of Reporting Person (See Instructions) OO, HC

CUSIP No. 038334108	13D	Page 7 of 17 Pages

(1)	Names of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) John M. Kratky III

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☒
(b) ☐

(3) SEC Use Only

(4)	Source of Funds (See Instructions) WC

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization U.S.A.

NUMBER OF SHARES	(7)	Sole Voting Power 2,510,000
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 0
PERSON WITH
	(9)	Sole Dispositive Power 2,510,000

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,342,511

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

(13)	Percent of Class Represented by Amount in Row (11) 31.9%

(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 038334108	13D	Page 8 of 17 Pages

(1)	Names of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) William W. Bach

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☒
(b) ☐

(3) SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization U.S.A.

NUMBER OF SHARES	(7)	Sole Voting Power 504,417
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 35,000
PERSON WITH
	(9)	Sole Dispositive Power 504,417

	(10)	Shared Dispositive Power 35,000

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,342,511

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

(13)	Percent of Class Represented by Amount in Row (11) 31.9%

(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 038334108	13D	Page 9 of 17 Pages

(1)	Names of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Bach Family LP

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☒
(b) ☐

(3) SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES	(7)	Sole Voting Power 35,000
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 0
PERSON WITH
	(9)	Sole Dispositive Power 35,000

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,342,511

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

(13)	Percent of Class Represented by Amount in Row (11) 31.9%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP NO. 038334108	13D	Page 10 of 17

Item 1.    Security and Issuer.

        This Statement on Schedule 13D (this "Schedule 13D" or this "Statement") relates to the Common Stock (the "Common Stock" or "Shares") of Apropos Technology, Inc., an Illinois Corporation (the "Company"). The address of the Company's principal executive offices is One Tower Lane, 28th Floor, Oakbrook Terrace, Illinois 60181.

Item 2.    Identity and Background.

1.	(a)	Patrick K. Brady
	(b)	Residential Address: 567 Deer Path Road; Glen Ellyn, Illinois 60137
	(c)	Mr. Brady is a partner in Brady Management Corp., Inc., a developer and marketer of new products, at the above address.
2.	(a)	Catherine R. Brady
	(b)	Residential Address: 567 Deer Path Road; Glen Ellyn, Illinois 60137
	(c)	Ms. Brady is a partner in Brady Management Corp., Inc., a developer and marketer of new products, at the above address.
3.		Brady Family Limited Partnership, an Illinois limited partnership Holding company Principal Office: 567 Deer Path Road; Glen Ellyn, Illinois 60137
4.		Valor Capital Management, L.P., a Delaware limited partnership Private investment fund Principal Office: 137 Rowayton Avenue, Unit 100, Rowayton, Connecticut 06835
5.		Kratky Management, LLC, a New York limited liability company Investment manager Principal Office: c/o Valor Capital Management, L.P., 137 Rowayton Avenue, Unit 100, Rowayton, Connecticut 06835
6.	(a)	John M. Kratky III
	(b)	Business Address: Valor Capital Management, L.P., 137 Rowayton Avenue, Unit 100, Rowayton, Connecticut 06835
	(c)	Mr. Kratky is an investment manager employed by Kratky Management, LLC at the above address.
7.	(a)	William W. Bach
	(b)	Business Address: P.O. Box 871, LaGrange, Illinois 60525
	(c)	Mr. Bach is a consultant employed by Bach Consulting Group, Inc., a consulting firm at the above address. Mr. Bach is also one of two general partners of the Bach Family L.P.

CUSIP NO. 038334108	13D	Page 11 of 17
8.		Bach Family L.P., a Delaware limited partnership Investment manager Principal Office: P.O. Box 871, LaGrange, Illinois 60525
9.	(a)	JoAnne C. Pepper
	(b)	Business Address: 900 N. Michigan Ave., Suite 1600, Chicago, Illinois 60611
	(c)	Ms. Pepper is one of two general partners of the Bach Family L.P. and is employed as a risk manager by APCOA/Standard Parking at the above address.

                    (d)—(e):    None of the persons herein listed ("Reporting Persons") has been convicted in a criminal proceeding during the last five years. None of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws was issued or a finding of any violation with respect to such laws was made.

(f)	All of the Reporting Persons are citizens of the United States.

Item 3.    Source and Amount of Funds or Other Consideration.

        All of the Shares listed under this Schedule 13D were purchased with personal funds or working capital of the respective Reporting Persons with sole dispositive power with respect to such Shares.

Item 4.    Purpose of Transaction.

          Patrick K. Brady, Catherine R. Brady, Brady Family Limited Partnership, Valor Capital Management, L.P., Kratky Management, LLC, John M. Kratky III, William W. Bach and Bach Family L.P. (the "Group Members") intend to work toward the improvement and potential sale of the Company, either through an extraordinary transaction, such as a merger, or a sale of substantially all of the Company's assets. The Group Members may, from time to time, contact management of the Company, members of the Board of Directors, representatives of the Company, or other persons interested in the Company, for the purpose of discussing and influencing the strategic direction and management of the business affairs of the Company.

          The Group Members are also proposing two candidates for election to the Board of Directors, Robert Bernard and Donald A. DeLoach. The Group Members believe that these candidates bring relevant industry experience to help accomplish the Group Members' plan.

          The Group Members may also from time to time acquire additional shares in the open market, in privately negotiated transactions or otherwise. Alternatively, while it is not the present intention of the Group Members to do so,

CUSIP NO. 038334108	13D	Page 12 of 17

  the Group Members may determine to dispose of some or all of their Shares in the open market, in privately negotiated transactions to one or more purchasers, or otherwise.

          Except as set forth above, as of the date hereof none of the Reporting Persons has any plans or proposals, which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

        (a)      As of the date of this Statement, the Reporting Persons hold, in the aggregate, 5,342,511 Shares, which includes 10,000 Shares that may be acquired upon exercise of options exercisable within 60 days of the date of this Statement. There are no formal voting arrangements in place among the Reporting Persons, but the Group Members have agreed to nominate and vote in favor of Robert Bernard and Donald A. DeLoach to serve on the Board of Directors of the Company.

        (b)      The information contained in table form in Rows 7 though 11 on each of pages 2 through 9 hereof, which relates to beneficial ownership, voting and disposition of Shares is hereby incorporated by reference.

        (c)      See Exhibit 2, which is hereby incorporated by reference.

        (d)-(e) Inapplicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Other than as described above, to each Reporting Person's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.    Material to Be Filed as Exhibits.

          The following documents are each incorporated by reference herein.

  (1)
  Joint Filing Agreement, dated as of March 6, 2003, by and among Patrick K. Brady, Catherine R. Brady, Brady Family Limited Partnership, Valor Capital Management, L.P., Kratky Management, LLC, John M. Kratky III, William W. Bach and Bach Family L.P.

  (2)
  Table showing Transactions in Shares effected by Reporting Persons During Past 60 Days.

CUSIP NO. 038334108	13D	Page 13 of 17

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	March 6, 2003
/s/ PATRICK K. BRADY
Patrick K. Brady (Name/Title)
Date:	March 6, 2003
/s/ CATHERINE R. BRADY
Catherine R. Brady (Name/Title)
Date:	March 6, 2003
Brady Family Limited Partnership
By:	/s/ PATRICK K. BRADY
Patrick K. Brady, general partner (Name/Title)
Date:	March 6, 2003
Valor Capital Management, L.P.
By:	Kratky Management, LLC, General Partner
By:	/s/ JOHN M. KRATKY III
John M. Kratky III, Managing Member (Name/Title)

CUSIP NO. 038334108	13D	Page 14 of 17
Date:	March 6, 2003
Kratky Management, LLC
By:	/s/ JOHN M. KRATKY III
John M. Kratky III, Managing Member (Name/Title)
Date:	March 6, 2003
/s/ JOHN M. KRATKY III
John M. Kratky III (Name/Title)
Date:	March 6, 2003
/s/ WILLIAM W. BACH
William W. Bach (Name/Title)
Date:	March 6, 2003
Bach Family L.P.
By:	/s/ WILLIAM W. BACH
William W. Bach, General Partner (Name/Title)

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